Melissa Melzer

(561) 893-8733

mmelzer@bergersingerman.com

February 10, 2009

VIA FEDERAL EXPRESS

Ms. Sherry Haywood

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Ms. Jennifer Hardy

Legal Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Edd Helms Group, Inc.

Amended Preliminary Information Statement on Schedule 14C

File No. 01-17978

Amended Schedule 13E-3

File No. 5-40749

Dear Ms Haywood:

Please be advised that it has come to our attention that certain information was inadvertently omitted from the Preliminary Information Statement on Schedule 14C and the Schedule 13E-3 filed in January 2009.

As such, we have filed an Amended Preliminary Information Statement on Schedule 14C and an Amended Schedule 13E-3. You will find the additional information on page 32 of the Amended Preliminary Information Statement and at Item 2(f) on page 2 of the Schedule 13E-3. The additional information pertains to the purchase of subject securities during the past two years and reads as follows:

Ms. Sherry Haywood, Division of Corporate Finance

Ms. Jennifer Hardy, Legal Branch Chief

February 10, 2009

In connection with the termination of the Edd Helms Group, Inc. Employee Stock Ownership Plan, the Company redeemed a total of 1,159,970 shares of issued and outstanding common stock from the Edd Helms Group, Inc. ESOP effective July 26, 2007. The shares were purchased at a price of $.42 per share, with an aggregate cost to the Company of $487,187.40. The average purchase price during the second and third quarters of 2007 was $.42 per share. The money used to purchase the shares was from working capital of the Company.

Please contact the undersigned should you have any further questions, concerns or comments regarding the Amended Preliminary Information Statement on Schedule 14C and/or the Amended Schedule 13E-3 filed by Edd Helms Group, Inc.

Sincerely,

BERGER SINGERMAN

/s/ Melissa Melzer

Melissa Melzer

cc:	W. Edd Helms, Jr.